UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Nes Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On June 29, 2015, Biondvax Pharmaceuticals Ltd. issued a press release presenting the preliminary phase 2 clinical trial results conducted in Israel, or BVX-006. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, below is an English translation (from Hebrew) of an immediate report by BiondVax Pharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on June 29, 2015, in accordance with the Israeli Securities Regulations.

June 29, 2015

To	To
Israeli Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate Report – positive preliminary results of BVX-006 clinical trial

In accordance to the Company's immediate report filed on November 3, 2014, reference number: 2014-01-186630, in connection to receiving an approval by the Israeli Ministry of Health for conducting a phase 2 clinical trial in Israel that includes the administration of the Company's product candidate, M-001, the Company hereby announces the following positive preliminary results of such clinical trial:

1.	Pursuant to BVX-006 clinical trial protocol, M-001 was intramuscularly injected, and was followed by the administration of the seasonal flu vaccine provided during the 2014/2015 season (the "Seasonal Flu Vaccine") three weeks later.

2.	Initial clinical trial results for BVX-006 indicate that the administration of M-001 is safe and efficient against many strains of the flu virus even when administered at 1mg for participants at the age of 50-65.

3.	M-001 in 1mg dose primed for immune responses in a manner consistent with previous data in this age group confirming our approach to development of a universal influenza vaccine. M-001 also elevated the immune response to other strains which were not included in the current influenza seasonal vaccine including against the drifted H3N2 strain of influenza that has caused this year’s epidemic in the United States.

4.	The Company estimates the excellent safety profile demonstrated for the 1 mg dose of M-001 will enable BiondVax to safely administer this dose in upcoming trials (such as BVX-007 in Europe).

In addition, attached to this immediate report as Appendix A is a press release for publication in the U.S. regarding BVX-006 preliminary positive results.

The Company's estimations regarding the initial results of BVX-006, and specifically the administration of M-001 in 1 mg dose in future clinical trials are forward looking statement as defined in the Israeli Securities Act, 1968-5728, regarding possible events and developments that may not materialize, in whole or in part, as a result of certain factors that are not within the company's control and/or the materialization of the risk factors included in the annual report.

For more information regarding the company's product candidate and its development stages please see Section 8 to the annual report published on ISA and TASE websites on March 26, 2015, reference number 2015-01-063070.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated June 29, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 29, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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